HOLMES HERBS, INC.
     8655 East Via De Ventura G200 Scottsdale, AZ 85258  USA
                      telephone 480-678-4473


January 31, 2006

Michael Moran, Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

      RE:   Holmes Herbs, Inc.
            File No. 0-31129

Dear Mr. Moran,

Holmes Herbs Inc. (the "Company") is requesting an extension for our response to your letter dated December 30, 2005. The Company relocated its offices in July 2005 and your letter was mailed to the old address. The Company received
your letter on January 30, 2006.   We are requesting an extension until
February 15, 2006, in order to complete the revisions to the financial statements and disclosures for the Form 10-KSB for the year ended December 31, 2004 and the Form 10-QSB for the period ended September 30, 2005.

Thank you for your consideration of this request and please contact our counsel, Cindy Shy, at 435-674-1282, should you have any questions regarding this request for an extension.


Sincerely,


/s/ John Metcalfe
John Metcalfe
President